Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
United States: Total focuses exploration and production activities in the Gulf of Mexico
Paris, February 07, 2006 — Total announces that its wholly owned subsidiary, Total E&P USA, Inc., has agreed to sell two mature fields, Bethany and Maben, located in East Texas and Mississippi, respectively, to XTO Energy Inc. The transaction is scheduled to close by the end of February 2006.
Total will now focus its exploration and production projects in the United States on the offshore Gulf of Mexico.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com